SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No._____)

Knightsbridge Fine Wines, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

878270 10 7

(CUSIP Number)

JOEL SHAPIRO

CHIEF EXECUTIVE OFFICER

ONE KIRKLAND RANCH ROAD

NAPA, CALIFORNIA

(707) 254-9100

______

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

CUSIP Number _____________

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(1)

Name of Reporting Persons:

Larry Kirkland

S.S. or I.R.S. Identification Nos. of above persons:

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(2)

Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

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(3)  SEC Use Only

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(4)  Source of Funds (See Instructions)  OO

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(5)

Check if Disclosure of Legal Proceedings

is required Pursuant to Items 2(d) or 2(e)

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(6)  Citizenship or Place of Organization:  [United States]

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Number of Shares

(7)  Sole Voting Power: 11.66%

Beneficially Owned

By Each Reporting

(8)  Shared Voting Power: 0

Person With

(9) Sole Dispositive Power:  11.66%

(10) Shared Dispositive Power: 0

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(11) Aggregate Amount Beneficially Owned by

       Each Reporting Person:  4,225,320

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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see

        Instructions).

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(13) Percent of Class Represented by Amount in Row (11):  11.66%

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(14) Type of Reporting Person (See Instructions):  IN

Item 1.  Security and Issuer.

This statement relates to the common stock, no par value per share (the "Common Stock"), of Knightsbridge Fine Wines, Inc., a Nevada corporation (the “Company”).

The Company's principal offices are located at business at One Kirkland Ranch Road, Napa, California  94558.

Item 2.  Identity and Background.

(a)

This statement is filed by Larry Kirkland, a natural person.

(b)

Larry Kirkland’s business address is One Kirkland Ranch Road, Napa, California 94558.

(c)

 Larry Kirkland ’s principal occupation is as Business Executive.

(d)

 During the past five years, Larry Kirkland has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

 During the past five years, Larry Kirkland has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f)

Larry Kirkland is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

These shares represent shares Knightsbridge Fine Wines, Inc. contributed to Kirkland Knightsbridge, LLC pursuant to a Capital Stock Contribution Agreement, dated April 21, 2004.  Pursuant to the terms of that Agreement, Larry Kirkland has the legal capacity to execute, deliver and perform the terms of that Agreement.

Item 4. Purpose of Transaction

Item 5.  Interest in Securities of the Issuer

(a)

Larry Kirkland controls 4,255,320 of the 36,499,570 outstanding shares of  the Company.

(b)

  The shares held by Larry Kirkland shall have sole power to vote or to direct the vote and sole power to dispose of direct the disposition.

(c)

No transactions in the class of securities reported were effected during the past sixty days or since the most recent filing of a Schedule 13(D).

(d)

No other person is known to the filer to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

(e)

 n/a

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

Capital Stock Contribution Agreement dated April 21, 2004 incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 3, 2004.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:

July 1, 2004

Signature: /s/

Larry Kirkland

Name/Title: Larry Kirkland